

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-Mail
Adam M. Fox, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

> **Re: Oil Service HOLDRS Trust; File No. 5-86410**
> **Regional Bank HOLDRS Trust; File No. 5-86411**
> **Biotech HOLDRS Trust; File No. 5-86409**
> **Retail HOLDRS Trust; File No. 5-86412**
> **Semiconductor HOLDRS Trust; File No. 5-84554**
> **Pharmaceutical HOLDRS Trust; File No. 5-79676**
> **Amendment No. 1 to Schedule TO filed on September 30, 2011**
> **Schedule TO filed September 30, 2011 filed by Market Vectors ETF**

Dear Mr. Fox:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that Market Vectors ETF Trust is listed as an offeror on the cover page of the Schedule TO. Please revise the Schedule TO and the offer document to clarify that each ETF is a co-bidder in the Offer. Please see section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000).

2. Please revise the exhibit index to reference the registration statement for the preliminary prospectus.

Offer to Exchange

General

3. We note that the value of HOLDRS tendered for exchange in the offer will be the value of the securities underlying such HOLDRS as of the close of trading on the expiration date, and the initial net asset value of shares of the ETF to be received will be calculated as of the close of trading on the expiration date. Please advise us as to how the exchange offer complies with Rule 14e-1(b) and with Item 1004(a)(1)(ii) of Regulation M-A.

4. Please revise to include a current estimate of the value of the securities underlying each HOLDRS for one depositary trust receipt and a current estimate of the initial net asset value of the ETF on a per share basis.

5. Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 14d-1(g)(3) for additional guidance on the definition of "business day."

Determination of Validity, page 4

6. Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions, page 11

7. We note that the offer is conditioned on the minimum tender of a net aggregate value of $25 million of HOLDRS having been tendered. Please revise to include an estimate of the number of depositary trust receipts that this aggregate value represents.

8. We note the bidder's right to waive conditions. If the bidder decides to waive any material conditions, please note that the bidder must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidder's views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

9. Please refer to the second-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions